16014820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 07 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middlebury Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1043 Sheep Farm Road
(No. and Street)

Weybridge (City) VT (State) 05453 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Sherman 802-458-0369
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company PC
(Name – if individual, state last, first, middle name)

1330 Boylston Street (Address) Chestnut Hill (City) MA (State) 02467 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Craig Sherman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlebury Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Medara R. Sherman
Notary Public - State of New York
No. 01SH6316696
Qualified in Essex County
My Commission Expires December 15, 18

[signature]
Signature

CCO Prop
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Middlebury Securities, LLC

We have audited the accompanying statement of financial condition of Middlebury Securities, LLC (a Delaware limited liability company) (the "Company") as of December 31, 2015 and the related statements of operations, changes in subordinated borrowings, changes in members' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Middlebury Securities, LLC as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to uniform net capital rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
February 26, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467
617.731.1222
617.734.8052 fax
www.samet-cpa.com

Middlebury Securities LLC
Statement of Financial Condition
As of December 31, 2015

ASSETS		
Deposits with clearing Firm	$	15,000
Fees Receivable	$	40,101
Secured Demand Note	$	237,500
Other Assets	$	8,528
Property and Equipment net of accumulated Depreciation of $622	$	2,489
TOTAL ASSETS	**$**	**303,618**
LIABILITIES AND MEMBERS' DEFICIT		
Overdrafts	$	93
Accounts Payable	$	116,450
Note Payable – FINRA	$	80,345
Subordinated note payable – member	$	271,938
	$	468,826
Members' Deficit	-$	165,208
LIABILITIES AND MEMBERS' DEFECIT	**$**	**303,618**

See notes to the financial statements

Middlebury Securities LLC
Statement of Operations
Year ended December 31, 2015

REVENUE		
Fees and Commissions Income	$	1,938,954
Loss in investments	$	960
TOTAL REVENUE	**$**	**1,937,994**
OPERATING EXPENSES		
Commissions	$	1,681,485
Trade execution costs	$	88,688
Professional Fees	$	97,992
IT	$	2,907
Office Expense	$	9,567
Employee Training	$	966
Licenses and Permits	$	40,346
Travel Expense	$	27,272
TOTAL OPERATING EXPENSES	**$**	**1,949,223**
OTHER EXPENSE		
Arbitration	$	60,000
Other Expenses	$	4,422
Interest Expense	$	23,207
TOTAL OTHER EXPENSE	**$**	**87,629**
NET LOSS	**-$**	**98,858**

See notes to the financial statements

Middlebury Securities LLC
Statement of Changes in Subordinated Borrowings
Year ended December 31, 2015

Subordinated borrowings at January 1, 2015	$	256,942
Increases:		
Accrued Interest		14,996
Subordinated borrowings at December 31,2015	$	271,938

See notes to the financial statements

Middlebury Securities LLC
Statement of Changes in Members' Deficit
Year ended December 31, 2015

Balance January 1, 2015	$	138,950
Net loss	$	98,858
Member Contributions	$	72,600
Balance December 31, 2015	$	165,208

See notes to the financial statements

Middlebury Securities LLC
Statement of Cash Flows
Year ended December 31, 2015

OPERATING ACTIVITIES		TOTAL
Net loss	-$	98,858
Loss on investments	$	960
Non-cash interest expense	$	14,966
Adjustments to reconcile net loss to net cash provided by operations:		
Accounts Receivable	$	1,762
Other assets	-$	538
Overdraft	$	93
Accounts payable	$	40,047
Net cash used for operating activities	$	41,568
FINANCING ACTIVITIES		
Pay down on note payable – FINRA	-$	74,733
Member Contributions	$	72,600
Net cash used for financing activities	$	2,133
Net cash decrease for period	$	43,701
Cash at beginning of period	$	43,701
Cash at end of period	$	0

See notes to the financial statements

Middlebury Securities LLC
Notes to Financial Statements
December 31, 2015

Note 1 **Organization and nature of business**

Middlebury Securities, LLC (the "Company") is a Delaware limited liability company. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company engages primarily in the private placements of securities. The Company is located in Weybridge, Vermont and serves clients in the United States. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corp ("SIPC").

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Company enters into contracts with customers calling for monthly retainers to be paid during the term of the arrangement and commission based on a fixed percentage of the total consideration paid once the merger, acquisition or private placement, (the "Transaction") is finalized. Accordingly, management recognizes monthly consulting fees in revenue in the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, and collectability is reasonably assured, with separate commission revenue recognition once each transaction is finalized.

Commissions receivable
An allowance for doubtful accounts is maintained based on management's assessment of the collectability of commissions receivable. The Company includes commissions receivable balances that are determined to be uncollectible, along with a general reserve, in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes no allowance for doubtful accounts is necessary as of December 31, 2015.

Marketable securities
Security positions resulting from proprietary trading are reported at fair value in accordance with the fair value standards. Realized and unrealized gains and losses resulting from these transactions are included in earnings. Realized gains and losses are computed based on specific identification of securities.

Note 2 **Summary of significant accounting policies (continued)**

Computer equipment

Computer equipment is stated at cost. Depreciation is calculated using the straight-line method over the useful life of the assets, estimated to be 3 years.

Income taxes

The members of the Company have elected to have the Company taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. All taxable income or losses and tax credits are reflected on the income tax returns of the members.

Tax positions

The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Note 2 **Summary of significant accounting policies (continued)**

Fair value of financial instruments

The carrying amounts of financial instruments, including fees receivable, overdrafts and accounts payable approximate fair value due to the short term maturities of these assets and liabilities. The carrying amounts of notes receivable and long-term debt approximate fair value because the interest rate is a market rate.

Note 3 **Subsequent events**

The company has evaluated subsequent events through February 26, 2016, which is the date the financial statements were available to be issued

Note 4 **Deposit with clearing organization**

The Company has entered into an agreement with Sterne Agee to act as clearing agent. Net commissions earned are credited to an account in the Company's name. In connection with this agreement, the Company is required to maintain a deposit of $15,000, which is held in an interest bearing account.

Note 5 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2015 the Company's net capital was $57,763 which was $44,637 in excess of its required net capital of $13,126. The Company's aggregate indebtedness to net capital was 341%.

Note 6 **Subordinated note payable - member**

During August 2013, the Company entered into a subordinated note payable agreement with a certain member. The borrowing amount was for $237,500, is payable on August 1, 2018, and bears interest at 6% per annum. This note is unsecured and subordinated to all present and future creditors of the Company when specifically subordinated.

The accrued interest on the note is also subordinated. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2015, the outstanding balance of the note was $271,938, including accrued interest of $34,438.

Note 7 **Related party transactions**

During the year ended December 31, 2015, the Company entered into transactions on which commissions were paid to one of the Company's members. Total commissions paid to the member under these transactions totaled $20,537 during the year ended December 31, 2015. Amounts owed to this member total $23,850 which is included in the accounts payable in accompanying statement of financial condition.

Note 8 **Concentrations**

Cash
The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. Company management believes it is not exposed to any significant risk with respect to cash.

Customers
The company had one customers during the year ended December 31, 2015, which accounted for approximately 84% of revenues. There are no outstanding amounts due from this customer as of December 31, 2015.

Note 9 **Note Payable - FINRA**

During the year ended December 31, 2013, the Company entered into an agreement in principle with FINRA to resolve an enforcement action regarding certain rules violations. This enforcement action totaled $325,000. In connection with this agreement, the Company entered into an installment note payable agreement with FINRA. The Company paid an initial amount totaling $81,250, financing $243,750 over three years. The note provides for monthly payments of $7,450 including interest at prime plus 3% (6.25% at December 31, 2015).

The future minimum principal payments due under the terms of the agreement are as follows:

Years ending December 31,	Amount
2016	$80,345

Note 10 **Arbitration Settlements**

The company entered into a settlement agreement and general release of all Claims dated February 27, 2015. Under the agreement the Company is to make payments totaling $60,000, of which $26,400 has been paid.

MIDDLEBURY SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

As of December 31, 2015

Capital		
Members Deficit		-$165,208
Liabilities subordinated to claims of general creditors allowable in computation of net capital		$271,938
Deductions and Charges		
Nonallowable assets		
Commissions recievable	-$37,500	
Other assets	-$8,528	
Computer equipment	-$2,489	
		-$48,517
Net Capital before haircuts on security positions		$58,213
Haircuts on trading and investing securities		-$450
Net Capital		$57,763
Aggregate Indebtedness		$196,888
Computation of basic net capital requirement		
minimum net capital required		$13,126
Minimum dollar net capital required		$5,000
Net capital requirement		$13,126
Excess net Capital		$44,637
Net Capital less 10% of aggregate indebtness		$38,074
Percentage of aggregate indebtedness to net capital		341%

Reconciliation with Company's computation (included in part II of form x-17A-4 as of December 31, 2015)

Net Capital, as reported in Company's part II (unaudited Focus report)	$86,223
Adjustments from 4th quarter focus to Annual Audit	
Increase in Accounts Payable	-$28,460
Net capital per above	$57,763

MIDDLEBURY SECURITIES, LLC

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15c3-3

Period Ended December 31, 2015

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Middlebury Securities, LLC

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) Middlebury Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Middlebury Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Middlebury Securities, LLC stated that Middlebury Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Middlebury Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Middlebury Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

February 26, 2016

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

MIDDLEBURY SECURITIES LLC

Assertions Regarding Exemption Provisions

Identified Exemption Provision:

The company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph K (2) (II)

Statement Regarding Meeting Exemption Provision

The Company met the identified exemptions provision without exception throughout the period from June 1, 2015 to December 1, 2015.

By:

Craig Sherman, Chief Financial Officer

02/26/2016

Date